News Release 20-02

January 15, 2020

SSR MINING REPORTS FOURTH QUARTER AND FULL YEAR 2019 PRODUCTION RESULTS AND 2020 OPERATING GUIDANCE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports fourth quarter and 2019 operating results. Additionally, we are providing 2020 operating guidance.

Fourth Quarter and Full Year 2019 Operating Highlights
(All figures are in U.S. dollars unless otherwise noted)

▪
Record annual gold equivalent production: Our three operations produced a record 421,906 consolidated gold equivalent ounces in 2019 including 106,208 gold equivalent ounces produced in the fourth quarter. Each operation exceeded the top end of production guidance for the year.

▪
Continued operating strength at Marigold: In 2019, Marigold produced 220,227 ounces of gold, a record in its 30th year of continuous operation and above the top end of annual guidance. Fourth quarter production was 59,186 gold ounces.

▪	Seabee gold production growth: Higher gold grade and recovery led to the site’s fourth consecutive annual production record of 112,137 ounces of gold, exceeding the top end of guidance.

▪
Puna achieves steady-state performance: Annual production of 7.7 million ounces of silver exceeded the top end of guidance, with fourth quarter milling rates and recoveries showing significant improvements.

2020 Operating Guidance Highlights

▪	Strong production: At the mid-point of guidance, we expect to produce approximately 425,000 gold equivalent ounces, with anticipated annual production records at Marigold and Seabee.

▪	Robust margins: Gold equivalent cash costs at the mid-point of guidance are expected to be $740 per payable ounce sold (1).

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪
Capital investments focus on infrastructure to support longer mine lives and lowering unit costs: At Marigold, investments include building an additional leach pad and replacement of higher cost haul trucks. At Seabee, our tailings facility expansion, anticipated to be completed in 2021, is expected to provide capacity into the early 2030s at current mill rates.

▪
Exploration aims for added Mineral Resources and new discoveries: Reverse circulation drilling at Marigold and Trenton Canyon is focused on near-surface Mineral Resources, while diamond drilling targeting high-grade sulphides has already commenced at Trenton Canyon. At Seabee, the priorities are Santoy Gap Hanging Wall and testing regional targets identified during the 2019 field program.

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Paul Benson, President and CEO said, “SSR Mining achieved record production again in 2019 due to solid operating performance at each of our three operations. Most importantly, the corporate production record was accomplished safely. We carry that momentum into 2020 where we anticipate another strong year of gold equivalent production. At Marigold, gold grades are anticipated to increase compared to 2019 resulting in higher production and robust margins. At Seabee, increased mill throughput and strong ore grades are anticipated to drive another record year of gold production. Together with our exploration programs, we anticipate another successful year with our operating performance driving cash flow and generating value for our shareholders.”
Marigold Mine, U.S.

		Q4 2019	Q3 2019	% Change (1)	FY 2019	FY 2018	% Change (1)
Total material mined	kt	18,457	19,033	(3.0)%	74,040	70,431	5.1%
Waste removed	kt	11,736	12,676	(7.4)%	48,364	42,906	12.7%
Ore to leach pad	kt	6,721	6,357	5.7%	25,676	27,525	(6.7)%
Strip ratio	w/o	1.7	2.0	(12.4)%	1.9	1.6	20.8%
Gold grade to leach pad	g/t	0.36	0.51	(29.4)%	0.40	0.37	8.1%
Gold recovery	%	76	77	(1.3)%	75	73	2.7%
Gold produced	oz	59,186	52,968	11.7%	220,227	205,160	7.3%
Gold sold	oz	61,088	50,650	20.6%	226,957	198,884	14.1%

Note:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In 2019, the Marigold mine produced 220,227 ounces of gold, surpassing the upper end of our revised production guidance. This compares to 205,160 ounces of gold produced in 2018. Production in 2019 benefited from higher grades and ore stacking in the fourth quarter of 2018. Gold sales for the year were 226,957 ounces.

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Material mined during the year totaled 74.0 million tonnes, a 5% increase as compared to 2018. Marigold stacked 25.7 million tonnes of ore on the leach pads.

In the fourth quarter of 2019, Marigold produced 59,186 ounces of gold, representing a 12% increase as compared to the previous quarter due largely to the higher grade ore that was stacked in the third quarter. Gold sales totaled 61,088 ounces for the quarter.

During the fourth quarter, 18.5 million tonnes of material were mined, down 3% from the third quarter due mainly to planned maintenance of one hydraulic shovel and longer haulage cycles associated with the increased ore stacked. The new leach pad cell was commissioned on schedule and on budget with ore stacking commencing in the fourth quarter of 2019.

Approximately 6.7 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.36 g/t in the fourth quarter. This compares to 6.4 million tonnes of ore delivered to the leach pads at a gold grade of 0.51 g/t in the third quarter. Gold grade mined in the fourth quarter was 29% lower than the third quarter due to planned mining of lower grade material in the Mackay pit. The strip ratio declined to 1.7:1 in the quarter, a 12% reduction compared to the previous quarter.

Seabee Gold Operation, Canada

		Q4 2019	Q3 2019	% Change (1)	FY 2019	FY 2018	% Change (1)
Total ore milled	t	87,394	77,465	12.8%	344,040	352,000	(2.3)%
Ore milled per day	t/day	950	842	12.8%	943	964	(2.2)%
Gold mill feed grade	g/t	7.89	12.39	(36.3)%	9.56	9.16	4.4%
Gold recovery	%	97.9	98.8	(0.9)%	98.2	97.4	0.8%
Gold produced	oz	22,069	32,345	(31.8)%	112,137	95,602	17.3%
Gold sold (2)	oz	24,362	28,278	(13.8)%	104,915	91,410	14.8%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

(2)	Beginning with the first quarter of 2018, the holder of a 3% net smelter returns royalty elected to receive its royalty in-kind. These ounces are not reported as gold ounces sold.

The Seabee Gold Operation produced 112,137 ounces of gold in 2019, an annual production record resulting from higher gold grades, improved recoveries and drawdown of in-process inventories. Production in 2019 increased 17% compared to the 95,602 ounces produced in 2018. A total of 104,915 ounces of gold were sold during the year.

In 2019, the operation milled 344,040 tonnes of ore, a 2% decrease compared to 2018. During the year, average gold mill feed grade was 9.56 g/t, 4% higher compared to the average gold grade milled in 2018.

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In the fourth quarter of 2019, the operation produced 22,069 ounces of gold, a 32% decrease from the third quarter primarily due to lower gold grades more than offsetting higher milling rates. Gold sales totaled 24,362 ounces during the quarter.

During the fourth quarter, 87,394 tonnes of ore were milled at an average gold grade of 7.89 g/t and recovery of 97.9%. This compares to 77,465 tonnes of ore milled at an average gold grade of 12.39 g/t and recovery of 98.8% in the third quarter of 2019.

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Puna Operations, Argentina (1)

		Q4 2019	Q3 2019	% Change (2)	FY 2019	FY 2018	% Change (2)
Total material mined	kt	3,244	3,116	4.1%	12,295	897 (5)	NA
Waste removed	kt	2,725	2,531	7.7%	10,851	696 (5)	NA
Strip ratio	w/o	5.3	4.3	21.4%	7.5	3.5 (5)	117.0%
Ore milled	kt	400	336	19.0%	1,393	1,420	(1.9)%
Silver mill feed grade	g/t	174	165	5.5%	184	114	61.4%
Lead mill feed grade	%	0.99	0.81	22.2%	0.89	0.92 (5)	(3.3)%
Zinc mill feed grade	%	0.63	0.60	5.0%	0.54	0.84	(35.7)%
Silver recovery	%	95.1	93.5	1.7%	93.2	72.1	29.3%
Lead recovery	%	91.9	88.1	4.3%	85.8	83.1 (5)	3.2%
Zinc recovery	%	54.3	49.3	10.1%	49.2	39.3	25.2%
Silver produced	koz	2,132	1,664	28.1%	7,674	3,747	104.8%
Silver sold	koz	2,584	1,505	71.7%	7,694	3,761	104.6%
Lead produced (3)	Klb	7,985	5,304	50.5%	23,958	3,107	NA
Lead sold (3)	Klb	9,371	4,119	127.5%	24,118	1,059	NA
Zinc produced (4)	Klb	3,007	2,206	36.3%	8,392	8,775	(4.4)%
Zinc sold (4)	Klb	3,067	2,030	51.1%	14,072	2,365	495.0%

Notes:

(1)	Figures are on 100% basis. On September 18, 2019, we acquired the remaining 25% interest in Puna Operations Inc. from Golden Arrow Resources Corporation to consolidate our ownership.

(2)	Percent changes are calculated using rounded numbers presented in the table.

(3)	Data for lead production and sales relate only to lead in lead concentrate.

(4)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(5)	Data is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

In 2019, Puna Operations produced a total of 7.7 million ounces of silver, 24.0 million pounds of lead and 8.4 million pounds of zinc. After declaring commercial production at Chinchillas in December 2018, 2019 represents the first full year of Puna Operations milling Chinchillas open pit ore. Silver sold for the year totaled 7.7 million ounces.

During the year, ore was milled at an average of 3,819 tonnes per day. Ore milled contained an average silver grade of 184 g/t. The average silver recovery was 93.2%, a 29% improvement as compared to 2018 when the operation milled primarily low-grade stockpiled ore.

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In the fourth quarter of 2019, silver production was 2.1 million ounces, an increase of 28% relative to the third quarter, due to increased mill throughput and processing of higher-grade ore. Silver sales totaled 2.6 million ounces.

During the fourth quarter, ore was milled at an average of 4,349 tonnes per day. Processed ore in the fourth quarter contained an average silver grade of 174 g/t, a 6% increase as compared to the third quarter of 2019. The average silver recovery in the fourth quarter was 95.1% as mill performance continues to benefit from our Operational Excellence initiatives.

Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2020. Please see "Cautionary Note Regarding Forward-Looking Statements."

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations
Gold Production	oz	225,000 - 240,000	110,000 - 120,000	—
Silver Production	Moz	—	—	6.0 - 7.0
Lead Production	Mlb	—	—	21.0 - 24.0
Zinc Production	Mlb	—	—	7.0 - 9.0
Cash Cost per Payable Ounce Sold (1)	$/oz	780 - 810	460 - 500	10.50 - 12.00
Capital Expenditures
Sustaining	$M	60	15	15
Growth	$M	—	5	6
Capitalized Stripping / Capitalized Development	$M	20	12	12
Exploration Expenditures
Sustaining	$M	4	1	—
Growth	$M	8	11	1

Note:

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

In 2020, we expect to produce on a consolidated basis, at the midpoint of guidance, approximately 425,000 gold equivalent ounces at gold equivalent cash costs of $740 per payable ounce sold.

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At the Marigold mine, gold production is expected to increase in 2020 compared to 2019. Marigold is well-positioned for another record production year as the mine benefits from an additional hydraulic loading unit purchased in 2019, expected to be commissioned in early 2020, and continued Operational Excellence efficiencies. Production is weighted toward the second half of the year as a result of mine sequencing and access to higher grade ore. Capital investments are expected to total $60 million, including $12 million for two replacement haul trucks and $15 million for an additional leach pad to be built in 2020. The accelerated build of leach pad capacity will ensure the operation can maintain leach cycle times and gold recoveries at higher ore stacking rates. Capitalized stripping is expected to total $20 million with the majority incurred through the first three quarters of the year. Exploration expenditures totaling $12 million are expected to focus on drill programs at Mackay, Basalt, Valmy and Trenton Canyon with the goals of adding Mineral Reserves and defining additional Mineral Resources within these areas. Exploration expenditures include $2 million for drill testing Trenton Canyon’s sulphide targets.

At the Seabee Gold Operation, we expect to deliver another record gold production year in 2020, as we continue executing our plan of increasing mining rates to support higher sustained mill throughput. Production is weighted to the first half of the year due to higher grade ore access. Cash costs are expected to remain low between $460 to $500 per payable ounce of gold sold. Sustaining capital investments remain focused on mining equipment and ventilation, with $5 million planned for underground and surface equipment to enable higher mine production. Due to continued exploration success at Seabee, in 2019 we commenced an expansion of tailings storage capacity at the mine. In 2020, investment in the tailings facility expansion is estimated to total $12 million as phase 1 of the project is completed and phase 2 is initiated, with completion expected in 2021. Once completed, Seabee is expected to have tailings capacity for current mill throughput levels into the early 2030s. Non-tailings facility-related capital expenditures are concentrated in the first quarter of 2020 as equipment is delivered over the ice road. Expected capitalized development expenditures of $12 million support higher mining rates and reflects the development strategy for the Santoy complex. Exploration expenditures at Seabee are estimated to total $12 million with a focus on expansion and definition of Santoy Gap Hanging Wall and surface drill programs at the Seabee and Fisher properties following up on targets identified in 2019.

At Puna Operations, we expect to produce between 6.0 and 7.0 million ounces of silver at cash costs net of by-products of between $10.50 and $12.00 per payable silver ounce sold. Production is weighted to the first half of the year due to higher grades, with the majority of capital stripping expected in the second half of the year. Sustaining capital investments of $15 million relate principally to maintenance of mine, mill and power generating equipment. A $6 million investment to replace contracted ore transportation is also planned as the operation focuses on lowering unit operating costs.

At the Pitarrilla project, located in Mexico, we plan to spend $4 million in 2020 as part of a two-year $10 million program related to extending an existing decline to provide drill access to the underground Mineral Resources. An improved geological model from work completed in 2019 indicates strong potential to better define known, high-grade mineralized veining associated with steeply dipping rhyolite dyke contacts. Extending the underground ramp provides access for tighter spaced drilling at better orientations to test the rhyolite dykes and veins for continuity. If infill drilling confirms the continuity of high-grade mineralized structures, there would be potential to enhance the grades of existing Mineral Resources.

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At the San Luis project, located in Peru, in 2020 we expect to commence a detailed mapping program in the area of the existing high-grade gold-silver Mineral Resources.

Our 2013 convertible notes, of which $115 million remain outstanding, provide for investors to put the notes to us for repurchase at par, plus accrued and unpaid interest thereon, if any, on February 1, 2020. Any notes not put to us by such date are callable by us, at our option, to repurchase from investors at par, plus accrued and unpaid interest thereon, if any, at any time after February 1, 2020.

Gold equivalent figures for our 2020 operating guidance are based on a gold-to-silver ratio of 86:1. Cash costs and capital expenditures guidance is based on an oil price of $60 per barrel and an exchange rate of 1.30 Canadian dollars to one U.S. dollar. Royalty costs at Marigold were calculated using a gold price of $1,550 per ounce.

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Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and General Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a qualified person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng., a qualified person under NI 43-101 and General Manager at Puna Operations.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

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Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; our ability to convert Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources into Mineral Reserves; timing of production and production levels at the Marigold mine, the Seabee Gold Operation and Puna Operations; achieving production records in 2020 at each of the Marigold mine and the Seabee Gold Operation; expected increase in gold grades at the Marigold mine in 2020; expected increase in mill throughput at the Seabee Gold Operation in 2020; expected capital, exploration and development expenditures; timing and focus of our exploration and development programs; expected timing of the commissioning of the additional hydraulic loading unit at the Marigold mine in early 2020 and the construction of an additional leach pad at the Marigold mine in 2020; expected cost and timing of completion of the first and second phase of the expansion to tailings capacity at the Seabee Gold Operation in 2020 and 2021, respectively; upon completion of the tailings facility expansion, expected tailings capacity for current mill throughput levels at the Seabee Gold Operation into the early 2030s; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production and cost guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2013 convertible notes or our 2019 convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors' and officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading

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"Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC's disclosure standards normally do not permit the inclusion of information concerning "Measured Mineral Resources," "Indicated Mineral Resources" or "Inferred Mineral Resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should understand that "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs per payable ounce of gold and silver sold. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis, available under our corporate profile at www.sedar.com or on our website atwww.ssrmining.com, under the heading “Non-GAAP Financial Measures” for a more detailed discussion of how we calculate such measures.

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